September 2, 2011

RE:	Furmanite Corporation Form 10-K for Fiscal Year ended December 31, 2010 Form 10-Q for Fiscal Quarter ended June 30, 2011 Form 8-K Filed August 9, 2011 File No. 1-5083
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549-4631

Attention:	Mr. Rufus Decker Accounting Branch Chief
Dear Ladies and Gentlemen:
Furmanite Corporation (the “Company”) has received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”), the Form 10-Q for the period ended June 30, 2011 (the “10-Q”) and the Form 8-K filed August 9, 2011 (the “8-K”) by letter dated August 12, 2011 (the “Comments”).
The following numbered paragraphs are a duplication of the Staff’s comments for your convenience, followed by the Company’s responses to those comments.
Form 10-K for the Fiscal Year ended December 31, 2010
General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.
Response:
The Staff’s comments are noted. The Company’s responses to the Staff’s comments that request additional disclosure include proposed annual and interim disclosures, which are marked to reflect our proposed changes.
Management’s Discussion and Analysis
Liquidity and Capital Resources, page 18
2. Of the $37.2 million cash held at December 31, 2010, $15.7 million is held in foreign bank accounts. Please discuss the fact that if foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. Please also disclose, if true, that you are permanently reinvesting these foreign amounts outside the U.S. and do not intend to repatriate the foreign amounts. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.
Response:
The Staff’s comments are noted. The Company proposes to include the following additional disclosure in the “Liquidity and Capital Resources” section of future annual and interim filings:

“Cash held in the bank accounts of foreign subsidiaries at December 31, 2010 was $15.7 million. The Company intends to permanently reinvest undistributed earnings of its foreign subsidiaries and accordingly, no provision for U.S. federal or state income taxes has been provided thereon. If the Company were to repatriate the cash held by its foreign subsidiaries, the Company would be required to accrue and pay income taxes in the U.S.”
Financial Statements
Notes to the Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies, page F-8
General
3. Please disclose the types of expenses that you include in the operating costs (exclusive of depreciation and amortization) line item and the types of expenses that you include in the selling, general and administrative expenses line item.
Response:
The Staff’s comments are noted. In future annual filings, the Company proposes to include the following additional disclosure to “Note 1. Description of Business and Summary of Significant Accounting Policies”:
     “Operating Costs
Operating costs include direct and indirect labor along with related fringe benefits, materials, freight, travel, engineering, vehicles, equipment rental and restructuring charges, and are expensed as incurred. Costs related to projects not qualifying for revenue recognition are recorded as inventory.
     Selling, General and Administrative Expenses
Selling, general and administrative expenses include payroll and related fringe benefits, marketing, travel, rent, information technology, insurance, professional fees and restructuring charges, and are expensed as incurred.”
Revenue Recognition, page F-11
4. You sell products and services primarily to electric power generating plants, the petroleum industry, which includes refineries and off-shore drilling rigs and other process industries. Please help us better understand the nature of the products that you sell. Please tell us what consideration you gave to separately reporting the revenues and operating costs for products and services. Refer to Rule 5-03.1 and 2 of Regulation S-X. If you have multiple deliverable arrangements, please clarify in your disclosures your accounting for these multiple deliverables. If applicable, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.
Response:
The Staff’s comments are noted. Products sales consist of products manufactured in accordance with customer specifications or purchased specifically to be sold or used in conjunction with service work performed. These products include valves, piping and other related materials that are utilized in performing services. The Company routinely sells products in conjunction with, or as a byproduct of, providing services to our customers. The work is quoted and billed to our customers on a combined basis and the revenue or profit related to products or services is not monitored separately. Although separate units of accounting may exist in these types of arrangements in accordance with ASC 605-25-25-5, product and service revenues are generally earned simultaneously when the service work is completed and the Company rarely enters into multiple element arrangements where the earnings process is completed at different dates.

In addition, the Company respectfully acknowledges the requirements of Rule 5.03.1 and 2 of Regulation S-X. Historically the Company’s Enterprise Resource Planning (“ERP”) system did not allow the Company to accurately capture the necessary data to enable segregation of third party product sales from service sales data. The ERP system also did not allow the Company to split the product and service components of cost of sales, therefore any allocation would be subjective, would provide investors limited additional insight into the Company’s operations and could be misleading. The Company acknowledges its historical system limitations and as a result, began implementing an order management system globally that will allow it to capture third party product sales, as well as the related direct costs in order to provide disclosure as required by Rule 5.03.1 and 2 of Regulation S-X. The order management system implementation has been completed in most locations and is expected to be completed in all locations by the end of 2011. Third party product sales invoiced by those locations on the newly implemented order management system accounted for approximately 6% of total revenues for the year ended December 31, 2010. The Company does not consider product sales to be material and therefore included product sales in “Other services” in “Note 13. Business Segment Data and Geographical Information”. The Company intends to be in a position on a prospective basis beginning 2012 to disclose information in accordance with Rule 5.03.1 and 2 in Regulation S-X if and when its third party product sales exceed 10 percent of total revenues.
Note 2. Earnings (Loss) Per Share, page F-14
5. Please separately disclose how you treat vested and unvested restricted stock for purposes of computing EPS per ASC 260.
Response:
The Staff’s comments are noted. ASC 260-10-45-61A states “unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method”. Restricted stock issued by the Company is deemed to be outstanding and therefore is able to participate in voting, dividends declared and undistributed earnings. As such, the Company included both vested and unvested restricted stock awards in the calculation of basic EPS. The Company proposes to include the following additional disclosures to “Note 2. Earnings (Loss) Per Share” of future annual and interim filings (note that the proposed changes are indicated by underline and/or strikethrough):
“Basic earnings (loss) per share are calculated as net income (loss) divided by the weighted-average number of shares of common stock outstanding during the period, which includes restricted stock. Restricted shares of the Company’s common stock have full voting rights and participate in dividends declared and undistributed earnings. As participating securities, the restricted stock awards are included in the calculation of basic EPS using the two-class method. Diluted earnings (loss) per share assumes issuance of the net incremental shares from stock options when dilutive. The weighted-average common shares outstanding used to calculate diluted earnings (loss) per share reflect the dilutive effect of common stock equivalents including options to purchase shares of common stock, using the treasury stock method.”
Note 7. Long-Term Debt, page F-17
6. You are subject to certain compliance provisions including, but not limited to, maintaining certain funded debt and fixed charge coverage ratios, tangible asset concentration levels, and capital expenditure limitations as well as restrictions on indebtedness, guarantees, dividends and other contingent obligations and transactions. Please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
Response:
The Staff’s comments are noted. The Company’s material debt covenants are the “Funded Debt to Adjusted EBITDA” and “Fixed Charge Coverage” ratios. The Company must maintain a Funded Debt to Adjusted EBITDA ratio of not more than 2.75 to 1.0 and a Fixed Charge

Coverage ratio of not less than 2.75 to 1.0. The Funded Debt to Adjusted EBITDA and Fixed Charge Coverage ratios at December 31, 2010 were 0.35 to 1.0 and 11.13 to 1.0, respectively. The Company does not believe it is reasonably likely that it will not be able to meet the debt covenants; therefore the Company will not disclose the actual ratios or the specific computations with corresponding reconciliations to U.S. GAAP amounts. However, the Company will continue to evaluate at each reporting date whether disclosure of the actual ratios, computations and corresponding reconciliations in future filings should it become reasonably likely that the debt covenants will not be met. The Company proposes to include the following additional disclosure to “Note 7. Long-Term Debt” of future annual filings and the equivalent note of interim filings (note that the proposed changes are indicated by underline and/or strikethrough):
“At each of December 31, 2010 and 2009, $30.0 million was outstanding under the Credit Agreement. Borrowings under the Credit Agreement bear interest at variable rates (based on the prime rate, federal funds rate or Eurocurrency rate, at the option of the borrower, including a margin above such rates, and subject to an adjustment based on a calculated funded debt to Adjusted EBITDA ratio (as defined in the Credit Agreement)) which were 2.3% and 2.5% at December 31, 2010 and 2009, respectively. The Credit Agreement contains a commitment fee, which ranges between 0.25% to 0.30% based on the funded debt to Adjusted EBITDA ratio, and was 0.25% at both December 31, 2010 and 2009, based on the unused portion of the amount available under the Credit Agreement. Adjusted EBTIDA is net income plus interest, income taxes, depreciation and amortization, and other non-cash expenses minus income tax credits and non-cash items increasing net income as defined in the Credit Agreement. All obligations under the Credit Agreement are guaranteed by FWI and certain of its subsidiaries under a guaranty and collateral agreement, and are secured by a first priority lien on certain of FWI and its subsidiaries’ assets (which approximates $135.1 million of current assets and property and equipment as of December 31, 2010) and is without recourse to the Parent Company. The Credit Agreement includes requirements that the Company maintain: (i) a funded debt to Adjusted EBITDA ratio of no more than 2.75 to 1.0 as of the last day of each fiscal quarter, measured on a trailing four-quarters basis, and (ii) a fixed charge coverage ratio (as defined in the Credit Agreement) of at least 2.75 to 1.0 for the same trailing four quarter period. FWI is also subject to certain other compliance provisions including, but not limited to, maintaining certain ~~funded debt and fixed charge coverage ratios~~, tangible asset concentration levels, and capital expenditure limitations as well as restrictions on indebtedness, guarantees, dividends and other contingent obligations and transactions. Events of default under the Credit Agreement include customary events, such as change of control, breach of covenants or breach of representations and warranties. At December 31, 2010, FWI was in compliance with all covenants under the Credit Agreement.”
7. You refer to an EBITDA ratio in your disclosures regarding how interest and commitments fees are determined pursuant to your credit agreement. To the extent EBITDA is not computed as is commonly defined, please retitle it accordingly here and elsewhere in the filing. For example, the amount could be called Adjusted EBITDA. Please also describe the additional adjustments made.
Response:
The Staff’s comments are noted. The reference to EBITDA in the Company’s filings will be changed to “Adjusted EBITDA”. See response to the Staff’s comment #6 for description of proposed additional disclosure to “Note 7. Long-Term Debt” of future annual filings and the equivalent note of interim filings.
Note 12. Commitments and Contingencies, page F-29
8. You have recorded an undiscounted reserve for environmental liabilities related to the remediation of site contamination for properties in the U.S. of $1.2 million as of December 31, 2010 and $1.1 million as of June 30, 2011. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:
The Staff’s comments are noted. The Company proposes to include the following additional disclosure to “Note 12. Commitments and Contingencies” of future annual filings and the equivalent note of interim filings (note that the proposed changes are indicated by underline and/or strikethrough):
“The operations of the Company are subject to federal, state and local laws and regulations in the U.S. and various foreign locations relating to protection of the environment. Although the Company believes its operations are in compliance with applicable environmental regulations, there can be no assurance that costs and liabilities will not be incurred by the Company. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from operations of the Company, could result in costs and liabilities to the Company. The Company has recorded, in other liabilities, an undiscounted reserve for environmental liabilities related to the remediation of site contamination for properties in the U.S. in the amount of $1.2 million and $1.3 million as of December 31, 2010 and 2009, respectively. While there is a reasonable possibility due to the inherit nature of environmental liabilities that a loss exceeding amounts already recognized could occur, the Company does not believe such amounts are material to the financial statements.”
9. You have contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. You believe that the ultimate resolution of such contingencies will not have a material adverse effect on your financial position, results of operations or liquidity. Please confirm that you considered these matters in the aggregate in addition to individually in making this determination.
Response:
The Staff’s comments are noted. In making the determination that the ultimate resolution of contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, the Company confirms that these matters were considered, and in the future will continue to be considered, in the aggregate in addition to individually.
10. You recorded reserves of $1.9 million at December 31, 2010 and $1.5 million at June 30, 2011 for various matters. Please clarify whether these reserves include an accrual for the matter involving Furmanite America, Inc.’s disputes with two customers. In addition, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.
Response:
The Staff’s comments are noted. The Company proposes to include the following additional disclosure to “Note 12. Commitments and Contingencies” of future annual filings and equivalent note of interim filings (note that the proposed changes are indicated by underline and/or strikethrough):
“While the Company cannot make an exact assessment of the eventual outcome of all of these matters or determine the extent, if any, of any potential uninsured liability or damage, reserves of $1.9 million and $3.4 million, which include the Furmanite America, Inc. litigation, were recorded in accrued expenses and other current liabilities as of December 31, 2010 and 2009, respectively. While there is a reasonable possibility that a loss exceeding amounts already recognized could occur, the Company does not believe such amounts are material to the financial statements.”
Note 13. Business Segment Data and Geographical Information, page F-30
11. Please help us understand how you determined that you have one operating segment pursuant to ASC 280-10-50-1 through 9. In this regard, it appears that the geographical areas that you report and discuss may be your operating segments and the adjusted operating (loss) income amounts that you report may be your measure of segment profit pursuant to ASC 280-10-50- 22. Specifically, you report and discuss the Americas, EMEA, which represents Europe, the Middle East, and Africa, and Asia-Pacific. Please advise. Please correspondingly tell us how you determined your reporting units. We remind you that a reporting unit for purposes of testing goodwill for impairment is an operating segment or one level below. Refer to ASC 350-20-35.
Response:
The Staff’s comments are noted. The Company operates in only one segment, our technical services segment, with the Company’s Chief Executive Officer (CEO) serving as the chief operating decision maker. The Company has determined that neither the geographical regions nor the various services offered by the Company are separate operating segments. This determination, pursuant to ASC 280-10-50-1 through 9, is based on the following:
•	The CEO regularly reviews the operating results at an entity-wide level to make decisions about resources to be allocated to the technical services segment and assess its performance.

•
Discrete financial information is not available for the various services offered by the Company, as projects often include multiple services being provided to the customer, with no viable means for allocation of common operating costs between services.

•
In addition, a significant portion of general and administrative costs cannot be associated with a particular service or geographical region as each location provides multiple services, and all operations are supported by various levels of centralized technical and support personnel, as well as legal, human resources, health and safety, risk management, finance and treasury departments.

•
The Company discloses geographical region information in accordance with ASC 280-10-50-41, and only provides additional geographical information using basic allocations of certain centralized costs in order to help investors better understand the Company’s international presence, and for consistency with disclosures of other public companies within the industry. The CEO does not make decisions to allocate resources or assess performance of the Company at the geographical region level.

The Company has also determined pursuant to ASC 350-20-35 that it has one reporting unit as it has only one operating segment, and accordingly the CEO also serves as the technical services segment manager. The determination is based on the entity-wide focus of the CEO, and the similar characteristics throughout the Company’s operations as evidenced by:
•
Services — The Company’s long-range strategic goal is to be the global leader in all services it offers. In addition, minimum contribution margin targets are consistent across all locations and services.

•
Customers — The Company’s revenues from all services are primarily derived from fossil and nuclear fuel power generation companies, petroleum refiners, chemical producers, offshore oil producers, mining operations and steel manufacturers most of which have facilities in all geographical regions in which the Company operates.

•
Processes/Methods — The Company has standardized practices for locations to follow in providing services throughout the world. Locations are also provided global project support, technical training and assistance, and business development support.

The Company determined that it has one operating segment and one reporting unit based on the aforementioned information. In addition, the Company’s goodwill is generally not associated with any one geographical region or service the Company provides. As such, goodwill is assessed for impairment at the entity-wide level.

Form 10-Q for the Fiscal Quarter ended June 30, 2011
General
12. Please address the above comments in your interim filings as well, as applicable.
Response:
The Staff’s comments where applicable will be reflected in the Company’s future interim filings.
Form 8-K filed August 9, 2011
Exhibit 99.2
13. You present currency adjusted revenues, operating income, and net income. Please disclose how you calculate these amounts. See Compliance and Disclosures Interpretation 104.06 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
Response:
The Staff’s comments are noted. We propose to include the following statement to the header of slides 7 and 8 in future 8-K filings:
     “2011 amounts at 2010 exchange rates”
In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (972) 699-6130.

Very truly yours,
/s/ Robert S. Muff
Robert S. Muff
Principal Financial and Accounting Officer